May 2, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Gary Todd, Reviewing Accountant

Re:   Del Global Technologies Corp
      Form 10-K for the fiscal year ended July 29, 2006
      Forms 10-Q for the quarters October 28, 2006 and January 27, 2007
      File No. 0-3319

Dear Mr. Todd:

On behalf of Del Global Technologies Corp. (the "Company"), this letter sets forth the Company's responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated
April 19, 2007.

The Staff's comments are restated below in bold, italicized type, and are followed by the Company's responses.

FORM 10-K FOR THE YEAR ENDED JULY 29, 2006 AS AMENDED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS - PAGE 22

RESULTS OF OPERATIONS - PAGE 24

1. UNDER THE DISCUSSION OF SALES, IN FUTURE FILINGS PLEASE DEFINE WHAT YOU MEAN
   WHEN YOU LABEL A SALE AS A "TENDER ORDER."

   RESPONSE:

   The Company's sales, in the health care market, outside of the U.S. are largely with government entities. These foreign governments issue bids for companies to tender their response. A "tender order" is the term commonly used to describe the procurement of goods and services by government entities.

   In future filings the Company will describe more completely the "tender order
   " phrase.

FINANCIAL STATEMENTS, BEGINNING ON PAGE F-1

STATEMENTS OF CASH FLOWS, PAGE F-5

2. WHEN PRESENTING CASH FLOWS BY THE INDIRECT METHOD THE FIRST ITEM IS NET
   INCOME (LOSS) AS REPORTED IN THE STATEMENT OF OPERATIONS. PLEASE SEE
   PARAGRAPH 28 OF SFAS 95 AND APPROPRIATELY REVISE FUTURE FILINGS.

SECURITIES AND EXCHANGE COMMISSION
APRIL 27, 2007

   RESPONSE:

      In future filings the Company will implement this recommendation and present cash flows with Net Income (Loss) as the first item.

3. WE SEE THAT BANK BORROWINGS AND REPAYMENTS ARE PRESENTED ON A "NET" BASIS.
   PLEASE REVISE FUTURE FILINGS TO PRESENT TRANSACTIONS ON A "GROSS" BASIS OR
   TELL US WHY THE CURRENT PRESENTATION IS APPROPRIATE. REFER TO PARAGRAPHS
   11-13 TO SFAS 95.

   RESPONSE:

      In future filings the Company will implement this recommendation and present bank borrowings and repayments on a gross basis.

4. WE SEE THAT YOU HAVE PRESENTED CASH FLOWS FROM DISCONTINUED OPERATIONS IN A
   SINGLE LINE ITEM THAT IS AGGREGATED IN CASH FLOWS FROM OPERATING ACTIVITIES.
   EXPLAIN TO US WHY IT IS APPROPRIATE TO CHARACTERIZE THE FULL AMOUNT OF THE
   CASH FLOWS FROM DISCONTINUED OPERATIONS AS OPERATING FOR EACH PERIOD. WE SEE,
   FOR INSTANCE, THAT YOU APPARENTLY RECEIVED PROCEEDS FROM THE SALE OF THE
   DISCONTINUED OPERATION IN OCTOBER 2004. WHILE SFAS 95 DOES NOT REQUIRE THAT
   CASH FLOWS FROM DISCONTINUED OPERATIONS BE PRESENTED IN THE THREE CATEGORIES
   PRESENTED IN THE STATEMENT OF CASH FLOWS, IT IS NOT APPROPRIATE TO PRESENT
   INVESTING OR FINANCING CASH FLOWS FROM DISCONTINUED OPERATIONS AS OPERATING.
   PLEASE TELL US HOW YOUR PRESENTATION OF CASH FLOWS FROM DISCONTINUED
   OPERATIONS IS APPROPRIATE UNDER SFAS 95.

   RESPONSE:

          As you have stated above, SFAS 95 does not require that cash flows from discontinued operations be presented in the three categories presented in the statement of cash flows, however, when a company chooses to report operating cash flows of discontinued operations separately, the company must do so consistently for all periods affected. In the Company's
      Annual Report filed on Form 10-K for fiscal year ended July 31, 2004, the
      Company elected to disclose cash flows from discontinued operations as a separate line item in the Cash Flows From Operating Activities category of the Consolidated Statements of Cash Flows as amounts presented represented actual cash flows exclusively from operating activities. In subsequent quarterly reports filed with the SEC on Forms 10-Q and annual reports filed on Form10-K (dated July 30, 2005 and July 29, 2006), in order to present activity from discontinued operations consistently, the Company continued with this practice, even though certain amounts in fiscal year
      2005 with respect to proceeds received from the sale of said discontinued
      operations, were included. The amount listed as net cash provided by discontinued operations for fiscal year ended July 29, 2006 was exclusively from operating activities.

SECURITIES AND EXCHANGE COMMISSION
APRIL 27, 2007

          In future filings the Company will retrospectively modify disclosure of cash flows from discontinued operations to separate and report amounts generated from operating activities and investing activities for all periods presented. The face of the Statement of Cash Flows will clearly indicate "revised" for periods affected and footnote disclosure will fully and clearly disclose the prospective change in reporting method.

NOTE 2, ACQUISITION OF MINORITY INTEREST IN VILLA, PAGE F-11

5. WE SEE THAT THE PURCHASE PRICE FOR THE ACQUISITION OF THE MINORITY INTEREST
   IN VILLA WAS ALLOCATED SOLELY TO GOODWILL. PLEASE TELL US HOW YOU CONCLUDED
   THAT YOU APPROPRIATELY APPLIED PARAGRAPH 14 TO SFAS 141. THAT IS, EXPLAIN HOW
   YOU CONSIDERED AND APPLIED THE PURCHASE ACCOUNTING REQUIREMENTS OF SFAS 141
   IN CONCLUDING THAT YOUR ALLOCATION WAS APPROPRIATE.

   RESPONSE:

FOOTNOTE 2 IN THE COMPANY'S 10-K DESCRIBES THE ACQUISITION.

2. ACQUISITION OF MINORITY INTEREST IN VILLA

ON DECEMBER 23, 2005, THE COMPANY ACQUIRED THE REMAINING 20% OF VILLA FOR $2,612
PLUS 904,762 RESTRICTED SHARES OF COMPANY COMMON STOCK. THESE SHARES WERE VALUED
AT $3.26 A SHARE, OR $2,950, AND ARE SUBJECT TO SEC RULE 144 LIMITATIONS AS TO
HOLDING PERIODS AND TRADING VOLUME LIMITATIONS. GOODWILL IN THE AMOUNT OF $4,525
WAS RECORDED AND $934 OF MINORITY INTEREST WAS REVERSED AFTER RECOGNITION OF A
$388 DIVIDEND. DUE TO THE PREVIOUS 80% OWNERSHIP INTEREST EXISTING AT THE TIME
OF THE ORIGINAL ACQUISITION, THE ASSETS AND LIABILITIES OF THE VILLA SUBSIDIARY
WERE FULLY CONSOLIDATED BEFORE THE TRANSACTION AND CONSIDERED TO BE AT FAIR
MARKET VALUE WITH NO ADDITIONAL ADJUSTMENTS NECESSARY.

The Company acquired its 80% interest in Villa in 2000. In its 2005 acquisition of the remaining 20%, management considered whether the already consolidated net assets required any material revaluations. In making its assessment that no such material revaluations were necessary, management considered the nature of the consolidated net assets, primarily working capital items and property and equipment, and determined that the current carrying values of those net assets were not materially different than their respective fair values. With regards to property and equipment, Villa leases its manufacturing plant under an operating lease which is at market rates and its machinery and equipment had been revalued recently as part of the 80% acquisition, thereby not requiring a material revaluation in 2005 (based on operating management's internal review of the specific assets). Management also considered the guidance in FASB 141 in regards to intangible assets, particularly paragraphs A10 - A28. Management determined that the Villa operations did not have any material assets related to contractual or legal rights or otherwise separable from goodwill. In particular, we note that Villa does not have any significant patents or trademarks and that its licenses to operate, while sometimes costly and time consuming to obtain, are not unique enough to obtain to assess them as valuable assets. The Company's customer list is not unique and, as of December 2005, there were a number of competitors with comparable product offerings.

SECURITIES AND EXCHANGE COMMISSION
APRIL 27, 2007

NOTE 10, SEGMENT REPORTING, PAGE F-16

6. PLEASE REVISE FUTURE FILINGS TO REPORT DOMESTIC (US) SALES SEPARATELY FROM
   CANADA. PLEASE ALSO SEPARATELY IDENTIFY AND QUANTIFY SALES ATTRIBUTED TO ANY
   OTHER COUNTRY WHERE THE AMOUNT OF SALES IS SIGNIFICANT. PLEASE REFER TO
   PARAGRAPH 38A o SFAS 131.

   RESPONSE:

      In future filings the Company will implement this recommendation and report material revenue attributable to individual foreign countries.

7. IN FUTURE FILINGS PLEASE DISCLOSE THE AMOUNT OF LONG-LIVED ASSETS LOCATED IN
   ITALY. REFER TO PARAGRAPH 38b TO SFAS 131.

   RESPONSE:

   In future filings the Company will implement this recommendation and report material assets attributable to individual foreign countries.

NOTE 11, SHAREHOLDERS' EQUITY, PAGE F-18

STOCK OPTIONS AND WARRANTS

8. IN FUTURE FILINGS PLEASE DISCLOSE HOW YOU DETERMINED THE ASSUMPTIONS USED FOR
   BLACK-SCHOLES PURPOSES. FOR INSTANCE, DISCLOSE HOW YOU ESTIMATED VOLATILITY,
   EXPECTED TERMS OF INSTRUMENTS AND THE RISK FREE RATE. REFER TO PARAGRAPH
   A240E TO SFAS 123R.

   RESPONSE:

      In future filings the Company will implement this recommendation and disclose more fully the Black-Scholes assumptions.

9. IN FUTURE FILINGS PLEASE DISCLOSE THE GRANT-DATE FAIR VALUE FOR OPTIONS
   GRANTED DURING EACH YEAR FOR WHICH AN INCOME STATEMENT IS PRESENTED. REFER TO
   PARAGRAPH A240c TO SFAS 123R.

   RESPONSE:

      In future filings the Company will implement this recommendation and disclose the grant date fair value for options granted.

                                   * * * *

SECURITIES AND EXCHANGE COMMISSION
APRIL 27, 2007

      In connection with this response, the Company acknowledges the following:

   o  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

   o  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your prompt attention to this letter responding to the
Staff's comment letter. If you would like additional information or would like to discuss the Company's responses to your comments, please contact me at (847)
288-7003 or mzorko@delglobal.com.

                                    Very truly yours,

                                    /s/ Mark A. Zorko
                                    Mark A. Zorko
                                    Chief Financial Officer

cc:  Gerry Czarnecki (Audit Committee)
     Merrill McPeak (Audit Committee)
     James Henderson (Board of Directors)
     James Risher (Del Global)
     Jeffrey Spindler (Olshan Grundman)
     James Gerace (BDO Seidman)